

Mail Stop 3720

October 10, 2007

Via U.S. Mail and Fax (703) 707-2472
Neil L. Hazard
Chief Financial Officer
Motient Corporation
12010 Sunset Hills Road
Suite 600
Reston, VA 20190

> **RE:** **Motient Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 30, 2007**
>
> **Form 10-Q for the quarters ended June 30, 2007**
> **File No. 0-23044**

Dear Mr. Hazard:

We have reviewed your supplemental response letter dated August 15, 2007 as well as your filing and have the following comments. As noted in our comment letter dated June 14, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Annual Report filed on form 10-K for the year ended December 31, 2006

Notes to consolidated the financial statements

Note 1 - Significant accounting policies

1. We continue to evaluate your response to comment 1.

2. Refer to your response to comment 2. Since at the time of the transaction there was no readily determinable value for the Skyterra non-voting common stock, as that security is not quoted on a securities exchange or in the over-the-counter market. We believe that you should account for your investment in Skyterra non-voting common stock using the cost method in accordance with APBO 18. Even though the non-voting shares are convertible into Skyterra voting common stock upon distribution or sale to a third party, we do not

believe that the non-voting common shares in Skyterra is the same security as the voting common stock, which is quoted or traded in an over-the-counter market. Please revise.

3. We note from your response letter dated June 26, 2007 that you accounted for your investment in MSV under the equity method following the guidance in EITF D-46. Although the staff understands that practice has generally viewed investments of more than 3 to 5 percent to be more than minor, it is unclear to us how you determined that you have influence over MSV's operating and financial policies. While typically the right to exercise influence is derived from the limited partnership interests held, based upon the specifics of this transaction it is unclear whether the investments held in MSV are such that you have significant influence. Further, in your response to comment 4, in the letter dated June 26, 2007 you state "…the Exchange Transaction was negotiated…to give…Skyterra complete control of MSV…Moreover, with respect to MSV, Motient had no ownership in MSV's general partner, MSV GP Inc., and had no ability to name directors in such entity. Accordingly…Motient exercised no control or significant influence at MSV." In light of your previous responses, please provide us with additional information to support your ability to exercise influence through your existing investment in MSV at December 31, 2006 and March 31, 2007. Your discussion should focus on the actual rights you continue to have based upon the ownership in MSV at both December 31, 2006 and March 31, 2007, rather than a citation of the percentage of limited partnership interests held.

4. We note from your response to comment 2, in the letter dated August 15, 2006, that following the exchanges agreed to in May 2006 which occurred in September 2006 and February 2007 you were contractually obligated to distribute 30 million shares of Skyterra's stock to your shareholders. Tell us why you don't believe you were required as of September 2006 to record a dividend liability in your financial statements. While we understand this dividend has not yet been declared, given the legal obligation to distribute these shares to your shareholders, it is unclear why you have not incurred a liability at the date you take receipt of the shares.

Form 10-Q for the quarter ended June 30, 2007

Note 12 – Legal Matters, page 13

5. Refer to your disclosures regarding the lawsuit filed by "Dondero affiliates" regarding the validity of the Series A Preferred stock. We note that "Dondero affiliates" are seeking rescission of their purchase of shares of Series A Preferred Stock. We also note that this lawsuit was filed in August 2005, that you consider the claim without merit and that a trial date is set for January 2008. Tell us why you believe that you will prevail and; therefore, you will not be required to pay back the $90 million.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director